CITIUS PHARMACEUTICALS, INC.

11 Commerce Drive, First Floor

Cranford, New Jersey 07016

April 12, 2021

Via EDGAR Delivery

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Citius Pharmaceuticals, Inc. Registration Statement on Form S-3 Filed April 2, 2021 File No. 333-255005

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Citius Pharmaceuticals, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) so as to become effective on Friday, April 16, 2021, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.

In connection with the foregoing, the Registrant hereby acknowledges the following:

·	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

·	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

·	the Registrant will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please be advised that there are no underwriters or sales agents involved as the Registration Statement is for a “shelf” offering as well as a resale offering by selling stockholders.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Wyrick Robbins Yates & Ponton LLP, by calling Alexander Donaldson at (919) 781-4000.

Very truly yours,

CITIUS PHARMACEUTICALS, INC.

By:	/s/ Myron Holubiak
Myron Holubiak
Chief Executive Officer